SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No. 8)*
Bishop Capital Corporation

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

09141T 10 7

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 09141T 10 7	Page 2 of 10 Pages

1.	NAME OF FILING PARTIES Robert E. Robotti
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 85,872

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 85,872

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
85,872

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
8.9%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 09141T 10 7	Page 3 of 10 Pages

1.	NAME OF FILING PARTIES Robotti & Company, Incorporated
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 3,700

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 3,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,700

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 09141T 10 7	Page 4 of 10 Pages

1.	NAME OF FILING PARTIES Robotti & Company, LLC
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 3,500

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 3,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,500

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 09141T 10 7	Page 5 of 10 Pages

1.	NAME OF FILING PARTIES Kenneth R. Wasiak
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 82,172

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 82,172

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
82,172

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
8.5%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 09141T 10 7	Page 6 of 10 Pages

1.	NAME OF FILING PARTIES Ravenswood Management Company, L.L.C.
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 82,172

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 82,172

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
82,172

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
8.5%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 09141T 10 7	Page 7 of 10 Pages

1.	NAME OF FILING PARTIES The Ravenswood Investment Company, L.P.
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 82,172

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 82,172

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
82,172

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
8.5%

14.	Type of Reporting Person (See Instructions)
PN

	SCHEDULE 13D
CUSIP No. 09141T 10 7				Page 8 of 10 Pages

STATEMENT ON SCHEDULE 13D AMENDMENT NO. 8

                     This Statement on Schedule 13D Amendment No. 8 (this "Statement") is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC") and The Ravenswood Investment Company, L.P. ("RIC" together with Robotti, ROBT, Robotti & Company, Wasiak and RMC the "Filing Parties") with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement on Schedule 13D with respect to the Common Stock, $0.01 par value per share, of Bishop Capital Corporation ("Bishop Capital" or the "Issuer") filed on May 28, 2004 (the "Initial Statement"), with the Commission, as amended and restated by Amendments No. 1, 2, 3, 4, 5, 6 and 7 thereto, filed on June 23, 2004, July 7, 2004, October 15, 2004, November 26, 2004, December 8, 2004, December 16, 2004 and April 4, 2005 with the Commission.  This cover page for the Filing Parties is hereby amended to read as shown in this Statement.  Items 3 and 5 are hereby amended to read as shown in this Statement.  All other items remain unchanged.

Item 3.				Source and Amount of Funds or Other Consideration
Item 3 of the Statement on Schedule 13D Amendment No. 7, is hereby amended and restated to read as follows:

                     The aggregate purchase price of the 200 shares of Common Stock held by ROBT is $112.50 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital funds.

                      The aggregate purchase price of the 3,500 shares of the Common Stock held by Robotti & Company is $2,384.10 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using its working capital funds.

                      The aggregate purchase price of the 82,172 shares of the Common Stock held by RIC is $131,854.59 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital funds.

Item 5.				Interest in Securities of the Issuer
Item 3 of the Statement on Schedule 13D Amendment No. 7, is hereby amended and restated to read as follows:

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)	85,872	0	85,872	8.9%
ROBT (1)(2)	3,700	0	3,700	**
Robotti & Company (1)	3,500	0	3,500	**

Wasiak (1)(4)	82,172	0	82,172	8.5%
RMC (1)(4)	82,172	0	82,172	8.5%
RIC (1)	82,172	0	82,172	8.5%

                     *  Based on 969,127 shares of Common Stock, par value $0.01 per share, outstanding as of April 11, 2005, as disclosed in the Issuer's Quarterly Report on Form 10-QSB, for the quarter ended December 31, 2004.
                     ** Less than one percent.

SCHEDULE 13D
CUSIP No. 09141T 10 7				Page 9 of 10 Pages

  Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Filing Party's pecuniary interest therein, if any.

                (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 3,500 shares of Common owned by Robotti & Company.

                (3) Mr. Robotti shares with ROBT the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 200 shares of Common owned by ROBT.

                (4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 82,172 shares of Common owned by RIC.

(c)	During the past 60 days, The Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

	Filing Party	Date	Buy or Sell	Number of Shares	Price

	RIC	04/14/2005	Buy	6,000	$2.28
	RIC	04/22/2005	Buy	27,500	$2.28

(d)

No Person other than the Filing Parties is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Filing Parties.

(e)	Not Applicable.

SCHEDULE 13D
CUSIP No. 09141T 10 7			Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	April 29, 2005
Robotti & Company, Incorporated

/s/ Robert E. Robotti		By:	/s/ Robert E. Robotti

Robert E. Robotti			Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC			/s/ Kenneth R. Wasiak

Kenneth R. Wasiak
By:	Robotti & Company, Incorporated
Its Managing Member

By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: President and Treasurer

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member